                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 2)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------
                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                               ------------------

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ------------------

                                 WITH COPIES TO:

         H. JEFFREY SCHWARTZ, ESQ.                    ROBERT B. PINCUS, ESQ.
          MEGAN LUM MEHALKO, ESQ.            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP               ONE RODNEY SQUARE
     2300 BP TOWER, 200 PUBLIC SQUARE               WILMINGTON, DELAWARE 19801
           CLEVELAND, OHIO 44114                          (302) 651-3000
              (216) 363-4500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, relating to the tender offer by NCS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash. Except as otherwise indicated, the information set forth in the original
Schedule 14D-9 and Amendment No. 1 thereto remains unchanged.

ITEM 9.    EXHIBITS.

         Item 9 is hereby supplemented by adding the following additional exhibit:

EXHIBIT NO.

Exhibit 26. Press release issued by the Company on August 22, 2002, announcing the filing of a lawsuit by the Company against Omnicare.*

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*  Filed herewith.
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                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       NCS HEALTHCARE, INC.


                                       By: /s/ Kevin B. Shaw
                                          --------------------------------------
                                          Kevin B. Shaw
                                          President and Chief Executive Officer


Dated:  August 22, 2002